Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

November 14, 2025

U.S. Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-282048

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Recon Technology Ltd, a Cayman Islands exempted limited company (the “Company”), hereby requests the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-1 (File No. 333-282048), as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 12, 2024 (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order consenting to the withdrawal to Anthony W. Basch, Esq. of Kaufman & Canoles, P.C. by email to tony.basch@kaufcan.com. If you have any questions regarding this request, please contact Anthony W. Basch, Esq. by telephone at (804) 771-5725 or by e-mail at the address provided above.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

cc: Anthony W. Basch, Esq., Kaufman & Canoles, P.C.